SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL – CSN

Corporate Taxpayers’ ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 33.300.270.728

Publicly-held Company

Dear Shareholders,

We present below the management's proposal for the restatement of the Company's Bylaws, in accordance with the description and justifications in Exhibit I - Proposal for the Restatement of the Bylaws and Justifications, with their consequent consolidation in order to reflect the proposed alterations, which will be submitted for approval of the Extraordinary Shareholders' Meeting, on April 29, 2011.

In compliance with the provisions of Article 11 of CVM Instruction 481/2009, CSN's Management clarifies that the proposal to restate the Bylaws is intended to bring them up to date and improve their efficiency and is aimed at:

(i)                 Adapting certain articles and rules in force, such as the inclusion of Paragraph 3 of Article 7, the amendment of Article 11 and items IX and X of Article 19;

(ii)               Reviewing and harmonizing the attributes of the Board of Directors, pursuant to Article 19 of the proposal, with the consequent exclusion of items V, VI, IX, X, XII, XVIII, XXIII, XXIV and XXXIII of the current Article 17;

(iii)             Including Paragraphs 2 and 3 in Article 21, transferring the attributes of the Board of Directors to the Executive Board, thereby streamlining the Company's decision making process;

(iv)             Changing the Company's headquarters from the city of Rio de Janeiro, state of Rio de Janeiro, to the city of São Paulo, state of São Paulo, at Av. Brig. Faria Lima, 3400, 19º e 20º andares e 15º andar - parte, increasing administrative efficiency and synergies;

(v)               Creating a statutory reserve for investments and working capital, allowing the Company to reserve part of its income for future projects.

(vi)             Changing the statutory provisions regarding the criteria for determining reimbursement amounts related to the hypotheses envisaged by the law for adaptation to usual market practices. This change will only be applicable as of 12 months after the approval of the proposal by the Shareholders' Meeting.

(vii)           Adapting, improving and simplifying the wording of all the other articles to make them clearer and more objective.

The Management believes that the amendments proposed herein meet the best interests of the Company and its shareholders, adjusting operational issues and improving the Company's Bylaws.

After the approval of the proposal, the Company's Bylaws' wording will be that shown in Exhibit II.

Rio de Janeiro, April 19, 2011.

The Management

Companhia Siderúrgica Nacional

COMPANHIA SIDERÚRGICA NACIONAL EXHIBIT I - PROPOSAL TO AMEND THE BYLAWS AND JUSTIFICATIONS

PROPOSAL	CURRENT BYLAWS

Article 1      Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.

Similar wording to article 1 of the current bylaws, but the paragraph was simplified and improved.

Article 1      Companhia Siderúrgica Nacional, incorporated on April 1941, 15.910, with its articles of incorporation filed with the Commercial Registry Department under No. 15910, on May 5, 1941, hereinafter referred as “the Company”, is a Brazilian private legal entity, organized as a publicly-held corporation, which shall henceforth be governed by these Bylaws and applicable legislation.

Article 2      The purpose of the Company is to manufacture, transform and sell steel products and sub products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities.

Unchanged

Its sole paragraph was absorbed by article 3 and § 2 of article 21 of the proposal.

Article 2      The purpose of the Company is to manufacture, transform and sell steel products and sub products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities.

Sole Paragraph - By decision of the Board of Directors, the Company may open and close branches, agencies, offices and establishments of any kind, in Brazil or abroad.

Article 3      The Company has its legal domicile and head office in the city of São Paulo, State of São Paulo, and may open or close branches, agencies, offices or representations in any part of the country or abroad.

Similar wording to article 3 of the current bylaws and aims to move the Company's headquarters from the City of Rio de Janeiro to the city of São Paulo and unify article 3 with the sole § of article 2 of the current bylaws.

Article 3 The Company has its legal domicile and head office in the city of Rio de Janeiro, State of Rio de Janeiro.

Article 4 The Company shall remain in existence for an indefinite term. Unchanged.	Article 4 The Company shall remain in existence for an indefinite term.

PROPOSAL	CURRENT BYLAWS

Article 5      The capital stock of the Company, fully subscribed and paid in, is R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty seven thousand, three hundred and sixty three reais and seventy one cents) divided into 1,483,033,685 (one billion, four hundred eighty-three million, thirty-three thousand, six hundred eighty-five) common and book-entry shares with no par value.

Unchanged.

Sole Paragraph - Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.

Unchanged

Article 5      The capital stock of the Company, fully subscribed and paid in, is R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty seven thousand, three hundred and sixty three reais and seventy one cents) divided into 1,483,033,685 (one billion, four hundred eighty-three million, thirty-three thousand, six hundred eighty-five) common and book-entry shares with no par value.

Sole Paragraph -Each common share shall entitle the holder to one (1) vote in the resolutions of the General Meeting.

Article 6 - Unless otherwise decided by the General Meeting, dividends and interest on equity shall be paid within 60 (sixty) days as from the date they are declared and in any event during the same fiscal year.

Similar wording to article 6 of the current bylaws, amended only to make explicit that the term also applies to interest on equity.

Article 6 Unless otherwise decided by the General Meeting, dividends shall be paid within sixty (60) days as from the date they are declared and in any event during the same fiscal year.

Article 7      The capital stock of the Company may be increased to up 2,400,000,000 (two billion four hundred million) shares, by decision of the Board of Directors.

Unchanged

Paragraph 1 -The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Unchanged

Paragraph 2      - Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.

Wording similar to § 2 of article 7 of the current bylaws, but the paragraph was simplified and improved.

Paragraph 3      - At the discretion of the Board of Directors, pre-emptive rights for existing shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

No match. Include the option of the Board of Directors to exclude the right of first refusal for existing shareholders on the issuance of shares/convertible debentures or public transactions in accordance with articles 171 and 172 of Law 6404/76. .

Article 7      The capital stock of the Company may be increased to up 2,400,000,000 (two billion four hundred million) shares, by decision of the Board of Directors.

Paragraph 1 -The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Paragraph 2 - Shareholders shall have preemptive rights in relation to the shares issued by means of authorized capital, in proportion to their holdings in the capital on the date of each issue.

Paragraph 3 – The Board of Directors shall establish the issue price for the shares, based on provisions of law, when authorizing the issuance of new shares for partial or whole issue of the authorized capital.

PROPOSAL	CURRENT BYLAWS

Paragraph 4  - The Board of Directors shall establish the price, term and conditions of each issue.

Wording similar to § 3 of article 7 of the current bylaws, but the paragraph was simplified and improved.

Paragraph 5 - Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

No match. Includes the provision of interest and fine for shareholders who fail to pay in the subscribed shares.

Article 8 of the current bylaws was excluded from the proposal in order to adapt to market practices.

Article 8      The reimbursement value of the shares shall be the quotient of the division of the economic value of the Company, ascertained by appraisal in accordance with provisions of law, by the total number of shares issued by the Company, Treasury shares excluded.

Article 8 - The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of  the agenda, as provided for by the law.  Explicitly include such functions of the General Assembly.

Article 9 -   The General Meeting shall be convened and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints.

Similar wording to article 18 of the current bylaws. The possibility was included of another person being appointed by the Chairman of the Board to convene and chair the General Meeting.

Sole Paragraph - The chairman shall appoint the secretary of the General Meeting.

Identical to the sole paragraph of article 9.

Article 10   The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Similar wording to article 9 of the current bylaws, but the paragraph was simplified and improved.

The provisions of the sole paragraph of the current bylaws were transferred to the sole paragraph of article 9 of the proposal.

Article 9               The General Meeting shall ordinarily meet during the 4 (four) first months following the end of the fiscal year and further meet extraordinarily whenever necessary. The call and procedures for convening and resolution shall be governed by these Bylaws and by applicable law.

Sole Paragraph -The chairman shall appoint the secretary of the General Meeting.

PROPOSAL	CURRENT BYLAWS

Article 11 - Shareholders may be represented by a legal representative in the General Meetings as per Law 6404 of December 15, 1976 as long as the power-of-attorney is submitted to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.

Includes the possibility that the Company may request prior submission of the documents mentioned in the General Meeting call notice, pursuant to CVM Instruction 481/2009.

Article 12 - The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.

Wording similar to the current article 10, but the paragraph was simplified and improved.

Article 10   The management of the Company shall be incumbent upon the Board of Directors and the Executive Committee, the latter composed of Executive Officers, each of whom shall be responsible for a specific and defined area of activity.

Article 13   The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.

Similar wording to article 11of the current bylaws, but the paragraph was improved.

Paragraph 1      - The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Similar wording to § 1 of article 11 of the current bylaws, but the paragraph was improved.

Paragraph 2 - In the event that the General Meeting establishing an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.

Similar wording to § 2 of article 11 and item XXXII of article 17 of the current bylaws, but the paragraph was improved.

Article 11   The General Meeting shall set the remuneration of the managers of the Company.

Paragraph 1 - The remuneration shall comprise a fixed monthly amount, which are the fees, and for the executive officers may also include a variable amount to be paid yearly, calculated on the net income of the Company ascertained after formation of the reserves required by law, including for payment of Income Tax, and of the provision for compulsory dividends.

Paragraph 2 - The General Meeting may allocate an aggregate amount for the managers' remuneration, comprising the fixed portion for all of them and the variable part for the executive officers, to be distributed in such case by the Board of Directors.

Article 12 of the current bylaws was excluded from the proposal since its terms are contained in § 4 of article 15 and § 1 of article 22 of the proposal.	Article 12 The resolutions of the Board of Directors and the Executive Committee shall be adopted by vote of the majority of their members present at the meeting.

PROPOSAL	CURRENT BYLAWS

Article 14 - The Board of Directors is composed of 7 (seven) to 11 (eleven) members, all of whom shareholders, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

Similar to article 13 of current bylaws and has been amended to explicitly include the terms of article 150, §4 of Law 6.404/76.

Paragraph 1      - The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Unchanged

Paragraph 2      - In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

Similar wording to § 2 of article 13 of the current bylaws, but the paragraph was improved.

Paragraph 3 -The Executive Officers shall be entitled to speak, when called to attend the Board of Directors meetings.

Unchanged

Article 13   The Board of Directors is composed of 7 (seven) to 11 (eleven) members, shareholders, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman.

Paragraph 1 - The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Paragraph 2 - In the event the employees of the Company, whether or not joined in investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such capacity indicated to the general meeting to be elected to fill said position.

 Paragraph 3 -The Executive Officers shall be entitled to speak, when called to attend the Board of Directors meetings.

Article 15   The Board of Directors shall meet, ordinarily, on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or 5 (five) Board Members.

Similar wording to article 14 of the current bylaws, but the paragraph was improved and simplified.

Paragraph 1 – The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.

Similar wording to final part of article 14 and item I of article 18 of the current bylaws.

Article 14   The Board of Directors shall meet, ordinarily, on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year, and extraordinarily by call of the Chairman, the Vice-Chairman when in the office of chairman, or 5 (five) Board of Director members. The meeting shall be installed upon attendance by the majority of the members.

Paragraph 1 -Minutes of the meetings shall be drawn up in the proper book.

Paragraph 2      - Board resolutions shall be passed by majority vote of those present at the meeting. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

PROPOSAL	CURRENT BYLAWS

Paragraph 2      - The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who vote by any of these means.

Clarifies the possibility of the Board of Directors holding non face-to-face meetings.

Paragraph 3 - Minutes of the meetings shall be drawn up in a book for this purpose and, after having been read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Makes explicit the fact that the minutes of the meetings must be signed by a sufficient number of members to constitute the majority required for approval of the matters under examination.

Paragraph 4 – Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

Wording identical to § 2 of article 14 of the current bylaws.

The provisions of paragraphs 3, 4, and 5 of the current bylaws were reflected in article 16 of the proposal.

Paragraph 5 – Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting.

Speeds up deliberations.

Paragraph 6 -    The Board of Directors shall have a General Secretary, in whose absence will be replaced by another employee or manager designated by the Chairman of the Board.

Similar wording to § 7 of article 14 of the current bylaws. Improves the wording so as to regulate the way in which the General Secretary is replaced in case of temporary absence.

Paragraph 3      - In the event of impediment or absence in the Board of Director meetings, each member shall be substituted by another member formally indicated by the former, with exception to the Chairman of the Board of Directors, whose substitution shall be made in accordance with Article 19 of these Bylaws.

Paragraph 4 - In the event of a vacant position on the Board of Directors, the substitute one shall be appointed by the remaining members and shall serve until the first General Meeting.

Paragraph 5      - If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume as Board chairman and shall provide for a general meeting within 30 (thirty) days as from the vacancy, to fill the vacant position.

Paragraph 6      - Each Board of Director member shall receive, at least 3 (three) working days in advance, the agenda of the meeting with supporting documents for the decisions to be discussed.

Paragraph 7      -The Board of Directors shall have a General Secretary.

Article 16   In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:

                      I - In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided in these bylaws, and who, if confirmed by the respective General Meeting shall complete the term of the member replaced.

PROPOSAL	CURRENT BYLAWS

                      II - In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who will replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position will be deemed to be vacant.

                      III - If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

                      IV - In the cases of temporary impediment or absence under this Article 15, representatives shall act on their own behalf and on that of the members represented.

The new article replaces the provisions on vacancy and impediment of members of the Board of Directors in paragraphs 3, 4, and 5 of article 14 and article 19 of the current bylaws in order to clarify the replacement criteria.

Article 17   Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.

Similar wording to article 15 of the current bylaws, but the paragraph was improved.

Article 15 Members shall receive copies of the minutes of meetings of the Executive Committee and any special committees created by the Board of Directors hereunder.

Article 18   The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Identical wording to article 16 of the current bylaws.

Sole Paragraph - The special committees created by the Board of Directors will have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

Clarifies that the committees created by the Board of Directors will not have an executive or a deliberative function, but only one of recommendation.

Article 16 The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

PROPOSAL	CURRENT BYLAWS

Article 19   In addition to the duties established by law, it is incumbent upon the Board of Directors:

Similar wording to article 17 of the current bylaws. The responsibilities of the Board of Directors were reviewed in order to update them according to current legislation and the Company's needs.

                      I – to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies.

The wording of item I of article 17 of the current bylaws was improved and simplified

                      II – to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

Identical wording to item XVI of article 17 of the current bylaws.

                      III – to elect and dismiss the members of the Board of Executive Officers and assign their duties.

Similar wording to items III and IV of article 17 of the current bylaws, but the paragraphs were improved and simplified.

                      IV – to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member.

Similar wording to item XXXV of article 17 of the current bylaws, but the paragraph was improved and simplified.

                      V – to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are established by law.

Similar wording to item III of article 17 of the current bylaws, but the paragraph was improved and simplified.

                      VI – to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee.

Similar wording to item XI of article 17 of the current bylaws,  but the paragraph was improved and simplified

                      VII – to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

Identical wording to item XXI of article 17 of the current bylaws.

Article 17   In addition to the duties established by law, the Board of Directors shall be responsible:

                      I – to approve the general management policy and establish the general policy for the business of the Company, laying down the basic guidelines for executive action, including as regards production, sales, technology transfer, use of trademarks and patents, and financial and investment management, as well as and to ensure that they are strictly performed;

                      II – to call general meetings;

                      III – to elect and dismiss the members of the Executive Committee and assign their duties, appointing the Executive Officer in charge of investor relations, who shall have sole authority to receive service of process and to represent the Company in court;

                      IV – to elect the substitute to complete the replaced Executive Officer's term of office, in case of vacancy on the Executive Committee;

                      V – to examine the books and papers of the Company and request information regarding documents of interest to the Company and ongoing or already completed business or projects;

                      VI - to comment on the management report, Executive Committee accounts and consolidated balance sheets, which shall be submitted to it for examination within 2 (two) months after the end of the fiscal year;

                      VII - to comment on all matters required to be submitted to the general meeting;

                      VIII - to approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory and decision-making councils and audit committees of commercial or civil companies controlled by or associated with the Company, and associations, foundations and other types of corporate groups in which the Company participates;

                      IX - to examine the monthly results of operations of the Company;

                      X - to establish the guidelines for the internal audit plan and to ratify it;

                      XI - to appoint and dismiss the independents auditors of the Company;

PROPOSAL	CURRENT BYLAWS

                      VIII – to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws.

Similar wording to item XXVIII of article 17 of the current bylaws, but the paragraph was improved.

                      IX – to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation.

Similar wording to item XXV of article 17 of the current bylaws. This amendment makes cancellation of shares a responsibility of the Board of Directors.

                      X – to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance in other cases.

Similar to item XXVI of article 17 of the current bylaws. Amended to reflect the provisions of Provisional Presidential Decree 517 of December 30, 2010 that amends Law 6404/76, altering the attributes of the Board of Directors.

                      XI – to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds  through primary or secondary distribution on the domestic or international capital markets.

Similar wording to item XXVII of article 17 of the current bylaws,  but the paragraph was improved.

                      XII - to establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

(a)       acquisition, disposal and encumbrance of any permanent asset;

(b)       conduction of any legal business by the Company, including financing and loans, including companies directly or indirectly controlled by the Company;

(c)        the constitution of any type of guarantee or encumbrance on any asset that is not part of the Company’s permanent assets, including for the benefit or in favor of third parties as long as the party is a subsidiary entity, subsidiary or affiliate of the Company.

Identical wording to item XVII of article 17 of the current bylaws.

                      XII - to call the independent auditors to Board of Directors meeting in order to comment on the reports, Executive Committee accounts, balance sheet and other financial statements prepared by the Executive Committee;

                      XIII - to establish policies for taking up tax incentives;

                      XIV - to decide on transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

                      XV - to require inspections, audits or account-rendering in foundations and similar entities in which the Company participates;

                      XVI - to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

                      XVII - to establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

(a)       acquisition, disposal and encumbrance of any permanent asset;

(b)       conduction of any legal business by the Company, including financing and loans, including companies directly or indirectly controlled by the Company;

(c)        any type of guarantee or encumbrance of any asset not composing the Company’s permanent assets, including to the benefit or on behalf of third parties, provided that these third parties are the Company’s subsidiaries or associated entities;

                      XVIII - to approve the general management rules and administrative structure of the Company and resolve on the human resources policy, including salary;

                      XIX - to authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company, in Brazil or abroad;

                      XX - to resolve on any acts involving transformation, consolidation, spin-off, merger or liquidation of companies in which the Company has corporate holding;

                      XXI - to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

                      XXII - to appoint and dismiss the general secretary of the Board of Directors and define his duties;

PROPOSAL	CURRENT BYLAWS

                      XIII – to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations.

Similar wording to item XIV of article 17 of the current bylaws,  but the paragraph was improved.

                      XIV – to require audits of companies, foundations and similar entities in which the Company participates.

Similar wording to item XV of article 17 of the current bylaws, but the paragraph was improved.

                      XV – to resolve on any acts involving transformation, consolidation, spin-off, merger or liquidation of companies in which the Company has corporate holding;

Identical wording to item XX of article 17 of the current bylaws

                      XVI – to decide on the establishment of subsidiaries by the Company and on the acquisition of shares, as well as on the Company's representation at the General Meetings and meetings of partners and on matters submitted to said meetings.

Similar wording to items XXX and XXXI of article 17 of the current bylaws,  but the paragraphs were improved.

                      XVII - to appoint and dismiss the General Secretary of the Board of Directors and define his duties;

Identical wording to item XXII of article 17 of the current bylaws.

                      XVIII – to establish policies for taking up tax incentives;

Identical wording to item XIII of article 17 of the current bylaws.

                      XIX – to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created.

Similar to item XXXV of article 17 of the current bylaws,  but the paragraph was improved.

                      XX – to call General Meetings and comment on all matters required to be submitted to the General Meetings.

Similar wording to items II and VII of article 17 of the current bylaws,  but the paragraph was improved.

                      XXIII - to require, for review and establishment of criteria, submission of the rules to be observed by the Executive Officers (Arts. 23 and 24) and employees, and any other matter of corporate interest beyond the exclusive scope of the General Meeting;

                      XXIV - to lay down the guidelines for control of the Company's corporate performance;

                      XXV - to authorize trading by the Company of its own shares;

                      XXVI - to establish the terms for conversion, early redemption and other conditions for placement of convertible or other debentures when authorized by the General Meeting;

                      XXVII - to decide on the issue by the Company of commercial papers and other financial instruments designed for primary or secondary distribution on capital markets;

                      XXVIII- to decide on capital increases, within the limits of the authorized capital;

                      XXIX - to form advisory assistance committees pursuant to Art. 16;

                      XXX - to authorize the Company to participate in other companies and to decide on representation of the Company at their general meetings and meetings of partners and as to matters submitted to such general and other meetings;

                      XXXI - to decide on the formation of companies controlled by the Company;

                      XXXII - to establish the form of distribution of the compensation of the managers of the Company, if fixed on an aggregate amount by the General Meeting;

                      XXXIII - to bar the execution of any decisions made by the Executive Officers violating the provisions of these Bylaws;

                      XXXIV - to resolve any omissions and perform other legal duties and prerogatives that do not conflict with those established in these bylaws or by law;

                      XXXV – elect and dismiss the members of the Audit Committee, set their remuneration, determine the Committee duties and approve the operational rules that it may come to establish for its functioning.

                      XXXVI - resolve on any matters that go beyond the authority established for the Board of Executive Officers, as provided for in Article 17.

PROPOSAL	CURRENT BYLAWS

                      XXI – to resolve any omissions and perform other legal duties and prerogatives that do not conflict with those established in these bylaws or by law.

Identical wording to item XXXIV of article 17 of the current bylaws.

                      XXII – to resolve on any matters that go beyond the authority established for the Board of Executive Officers, as provided for in Article 19.

Identical wording to item XXXVI of article 17 of the current bylaws.

Article 18 of the current bylaws was excluded since there are other items in the proposal saying the same thing.	Article 18 The Vice-Chairman of the Board of Directors shall: I - call and preside over meetings of the Board of Directors; II - convene and preside over the General Meeting, appointing the secretary.

Article 19 of the current bylaws was excluded considering that this provision was inserted into item III of article 16 of the proposal.	Article 19 The Vice-Chairman of the Board of Directors shall substitute the Chairman in his absence or temporary impediments.

Article 20 -  The Company shall have a Board of Executive Officers composed of 2 (two) to 9 (nine) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other Executive Officers without specific title, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

Wording similar to article 20 of the current bylaws with improvements to make the article more complete, reflecting the provisions of item V of article 19 of the proposal.

Paragraph 1 - The term of office of the Executive Officers is two years, reelection being allowed, and will last until their respective successors take office.

Wording similar to § 1 of article 20 of the current bylaws and has been amended to explicitly include the terms of article 150, §4 of Law 6.404/76.

Paragraph 2 - In the case of impediment or vacancy of any Officer, said Officer will be replaced in accordance with the determination of the Board of Directors.

Replaces paragraphs 2, 3, 4, and 5 of article 20 and item IV of article 17 of the current bylaws in order to make the replacement criteria clearer.

Paragraph 3 - The Executive Officers shall perform their duties on a full-time basis.

Identical wording to § 2 of article 21 of the current bylaws.

Art. 20         The Company shall have an Executive Committee composed of 3 (three) to 9 (nine) Executive Officers, at the discretion of the Board of Directors, one of them to be the Chief Executive Officer and the others Executive Officers without specific title, each having an area of activity determined by the Board of Directors.

Paragraph 1 -The term of office of the Executive Officers is of 2 (two) years, reelection being allowed.

Paragraph 2 - In the event of absence or temporary impediment of the Chief Executive Officer, the Board of Directors shall appoint a substitute Chief Executive Officer, investing him in office.

Paragraph 3 - If the position of Chief Executive Officer becomes vacant, the Board of Directors shall elect a substitute, who shall complete the term of office of the replaced Chief Executive Officer (Art. 17, IV).

Paragraph 4 - The other Executive Officers shall be substituted in the event of absence or temporary impediment by another Executive Officer, who shall be appointed by the Chief Executive Officer.

Paragraph 5 - If a position of Executive Officer becomes vacant, the Chief Executive Officer shall appoint one of the other Executive Officers as a temporary substitute until a definitive replacement is elected by the Board of Directors for the remainder of the term of office (Art. 17, IV).

PROPOSAL	CURRENT BYLAWS

Article 21   With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XV) and other provisions provided for herein.

Identical wording to article 21 of the current bylaws.

Paragraph 1 - It is incumbent upon the Board of Executive Officers to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts.

Identical wording to § 1 of article 21 of the current bylaws.

Paragraph 2 - The Board of Executive Officers shall authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company.

Wording similar to item XIX of article 17 of the current bylaws, transferring from the Board of Directors to the Board of Executive Officers the power to authorize the opening, transfer, or closing of branches in order to streamline the Company's business.

Paragraph 3 - The Board of Executive Officers shall approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory and decision-making councils, and audit committees of commercial or civil companies directly or indirectly controlled by or associated with the Company and associations, foundations and other types of corporate groups in which the Company participates.

Similar wording to item VIII of Article 17 of the current bylaws transferring from the Board of Directors to the Board of Executive Officers the power to appoint Company representatives in the administrative bodies of companies in which it has interest in order to make these appointments more dynamic.

Article 21   With due regard for the guidelines and resolutions of the Board of Directors and General Meeting, the Executive Committee shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the objects of the purpose Company, with due regard for the provisions of Art. 17 Item XVII hereof and other provisions set forth herein.

Paragraph 1 - It is incumbent upon the Executive Committee to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts.

Paragraph 2 -The Executive Officers shall perform their duties on a full-time basis.

Article 22   The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.

Similar wording to article 22 of the current bylaws,  but the paragraph was improved and simplified.

Paragraph 1 – The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

Identical wording to § 1 of article 22 of the current bylaws.

Article 22   The Executive Committee shall meet ordinarily once a month and extraordinarily whenever called by the Chief Executive Officer or by two Executive Officers, being the quorum the majority of its members.

Paragraph 1 - The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

PROPOSAL	CURRENT BYLAWS

Paragraph 2 - Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by all present members, the copies of all minutes being sent to the members of the Board of Directors upon request.

Similar wording to § 2 of article 22 of the current bylaws, but the paragraph was improved and simplified.

Paragraph 2 - Resolutions of the Executive Committee shall be recorded in minutes drawn up in the proper book and signed by all present members, being copies of all minutes sent to the members of the Board of Directors.

Article 23   The Chief Executive Officer shall:

The heading and items are the same as that of article 23 of the current bylaws.

                I  - preside over meetings of the Board of Executive Officers;

                II - carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

                III - organize, coordinate and supervise the activities of the areas directly subordinate to him;

                IV - allocate special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

                V - keep the Board of Directors informed of the activities of the Company;

                VI - prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

                VII - prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

Article 23   The Chief Executive Officer shall:

                I - preside over meetings of the Executive Committee;

                                                                            II - carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

                                                                            III - organize, coordinate and supervise the activities of the areas directly subordinate to him;

                                                                            IV - allocate special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

                                                                            V - keep the Board of Directors informed of the activities of the Company;

                                                                            VI - prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

                VII - prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

PROPOSAL	CURRENT BYLAWS

Article 24   It is incumbent upon each of the Executive Officers, within the specific sphere of activity allocated to them by the Board of Directors:

The heading and items are the same as that of article 24 of the current bylaws.

                I – to represent the Company in accordance with the law and these bylaws;

                II - to organize, coordinate and supervise the services for which they are responsible;

                III - to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;

                IV – to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Article 24   -     It is incumbent upon each of the Executive Officers, within the specific sphere of activity allocated to them by the Board of Directors:

                I - to represent the Company in accordance with the law and these Bylaws;

                II - to organize, coordinate and supervise the services for which they are responsible;

                III - to attend Executive Committee meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;

                IV - to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Article 25   The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions:

Clarifies the criteria for the Company's representation.

                I - All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers, under penalty of not producing effects against the Company.

                II - With the exception of  the provisions in these bylaws, the Company may be represented by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks; (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) to represent the Company in general meetings of shareholders or the equivalent of companies, consortia, and other entities in which the Company participates;

Article 25   As a general rule, with the exception of the events under the paragraphs of this article, the Company is validly bound when represented by two Executive Officers or by one Executive Officer jointly with an Attorney in Fact or, further, by two Attorneys in Fact, within the limit of their respective powers of attorney.

Paragraph 1 -       The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;

Paragraph 2 -       The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an Attorney in Fact with specific powers;

Paragraph 3 -       With the exception of the events provided for in articles 17, III, and 21, paragraph 1º, the Company may also be represented by only one Executive Officer or one Attorney in Fact with specific powers in order to issue and negotiate, endorse and discount trade acceptance bills on the Company's sales; sign correspondence that does not create an obligation for the Company; perform simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund and its collection financial institutions and others of an identical nature.

PROPOSAL	CURRENT BYLAWS

(vi) for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts; and (vii) the signature of documents of any kind that may result in the assumption of commitments by the Company in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, § 1).

Paragraph 1 -       The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;

Identical wording to § 1 of article 25 of the current bylaws.

Paragraph 2 -    The Board of Directors shall  define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

Identical wording to § 2 of article 25 of the current bylaws, but the paragraph was improved.

Article 26   The following rules shall be observed as regards the appointment of attorneys in fact:

Identical wording to article 26 of the current bylaws.

                I - all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors;

Similar wording to item I of article 26 of the current bylaws, but the paragraph was improved.

                II - Except in the event of  judicial powers of attorney, which may be granted for an indefinite period, all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited   powers.

Similar wording to item II of article 26 of the current bylaws, but the paragraph was improved.

Article 26   The following rules shall be observed as regards the appointment of attorneys in fact:

                I - all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an Attorney in Fact appointed by the Board of Directors;

                      II - except in the event of judicial or similar representation, in which the performance of the powers until conclusion of the question or proceeding is essential, all powers of attorney shall be granted for a specific term of no more than one year, with limited powers.

Article 27 Any acts performed without due regard for the rules established in these bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

Similar wording to article 27 of the current bylaws, but the paragraph was improved.

Article 27 Any acts performed without due regard for the rules established in Arts. 25 and 26 hereof shall be null and void, and shall not give rise to any liabilities for the Company.

PROPOSAL	CURRENT BYLAWS

Article 28   Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of 3 (three) sitting members and 3 (three) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

Similar wording to article 28 of the current bylaws, but the paragraph was improved.

Sole paragraph - The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.

Identical wording to the sole paragraph of article 28 of the current bylaws.

Article 28   Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Committee is composed of 3 (three) incumbent members and 3 (three) alternates elected by the General Meeting, which shall establish the compensation of the incumbent members.

Sole Paragraph - The Fiscal Committee's term of office ends upon the first Annual General Meeting held after it has been constituted.

Article 29   The Company will have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of one (1) year, reelection being allowed.

Identical wording to article 29 of the current bylaws.

Sole Paragraph – The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, will be determined.

Identical wording to the sole paragraph of article 29 of the current bylaws.

Article 29   The Company will have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of one (1) year, reelection being allowed.

Sole Paragraph – The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, will be determined.

Article 30   The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Identical wording to article 30 of the current bylaws.

Paragraph 1 - The accumulated losses and provision for income and social contribution taxes will be deducted from the result of the year, prior to any profit sharing.

Identical wording to § 1 of article 30 of the current bylaws.

Paragraph 2 -The net income shall mandatorily have the following allocation:

Identical wording to § 2 of article 30 of the current bylaws.

              I - five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

              II – payment of mandatory dividends (Article 33);

              III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.

Article 30   The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Paragraph 1 - The accumulated losses and provision for income and social contribution taxes will be deducted from the result of the year, prior to any participation.

Paragraph 2 -The net income shall mandatorily have the following allocation:

              I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

              II – payment of mandatory dividends (Article 33);

              III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts

PROPOSAL	CURRENT BYLAWS

Paragraph 3 - The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

Includes the provision of statutory reserves for which the General Meeting has more flexibility to decide on the allocation of the Company's income.

                I - its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article 33.

                II - its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting.

                III - the reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget.

                IV - its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, repayment, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

Article 31     In addition, it shall be incumbent upon the Board of Directors:

The heading and items are the same as article 31 of the current bylaws.

              I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;

              II – to approve the payment of any additional interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;

              III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet;

                IV – to pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.

Article 31           In addition, it shall be incumbent upon the Board of Directors:

              I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;

              II – to approve the payment of any additional, interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;

              III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet;

              IV – to pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9º, paragraph 7 of Law 9,249 of December 26, 1995.

PROPOSAL	CURRENT BYLAWS

Article 32   The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments will be offset or monetarily restated in relation to the value of the mandatory dividend for the year and once provided this offset, the Annual General Meeting will determine the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Identical  wording to article 32 of the current bylaws.

Article 32           The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments will be offset or monetarily restated in relation to the value of the mandatory dividend for the year and once provided this offset, the Annual General Meeting will determine the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Article 33   The dividend distribution shall not be less than 25% (twenty-five percent) of the net income, pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

Similar wording to article 33 of the current bylaws, but the paragraph was improved.

Article 33 Dividend distribution shall not be less than 25% (twenty-five percent) of the ascertained net income, pursuant to art. 202 of Law 6404 of December 15, 1976.

Article 34   Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area. If not claimed within 3 (three) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

Similar wording to article 34 of the current bylaws, but the paragraph was improved.

Article 34           Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area. If not claimed within 3 (three) years as from the beginning of the payment they shall become time-barred in favor of the Company.

Article 35   The Company shall be liquidated in the events established by Law, with due regard for the applicable rules.

The heading and the sole paragraph are the same as that of article 35 of the current bylaws.

Sole Paragraph - The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees.

Article 35   The Company shall be liquidated in the events established by Law, with due regard for the applicable rules.

Sole Paragraph - The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Committee that shall function during the liquidation period, establishing their respective fees.

EXHIBIT II – PROPOSED BYLAWS - CONSOLIDATED

COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter I

NAME, OBJECT, HEADQUARTERS AND DURATION

Article 1                  Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.

Article 2                  The purpose of the Company is to manufacture, transform and sell steel products and sub products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities.

Article 3                  The Company has its legal domicile and head office in the city of São Paulo, State of São Paulo, and may open or close branches, agencies, offices or representations in any part of the country or abroad.

Article 4                  The Company shall remain in existence for an indefinite term.

Chapter II

CAPITAL AND SHARES

Article 5                  The capital stock of the Company, fully subscribed and paid in, is R$1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty seven thousand, three hundred and sixty three reais and seventy one cents) divided into 1,483,033,685 (one billion, four hundred eighty-three million, thirty-three thousand, six hundred eighty-five) common and book-entry shares with no par value.

Sole Paragraph - Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.

Article 6                  Unless otherwise decided by the General Meeting, dividends and interest on equity shall be paid within 60 (sixty) days as from the date they are declared and in any event during the same fiscal year.

Article 7                  The capital stock of the Company may be increased to up 2,400,000,000 (two billion four hundred million) shares, by decision of the Board of Directors.

Paragraph 1 -The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Paragraph 2          - Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.

Paragraph 3          - At the discretion of the Board of Directors, pre-emptive rights for existing shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

Paragraph 4 - The Board of Directors shall establish the price, term and conditions of each issue.

Paragraph 5 - Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

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Chapter III

GENERAL MEETING

Article 8               The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

Article 9                  The General Meeting shall be convened and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints.

Sole Paragraph - The chairman shall appoint the secretary of the General Meeting.

Article 10                The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Article 11                Shareholders may be represented by a legal representative in the General Meetings as per Law 6404 of December 15, 1976 as long as the power-of-attorney is submitted to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.

Chapter IV

MANAGEMENT

Section I

Standard Rules

Article 12                The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.

Article 13                The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.

Paragraph 1   - The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Paragraph 2 - In the event that the General Meeting establishing an aggregate  amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.

Section II

BOARD OF DIRECTORS

Article 14                The Board of  Directors is composed of 7 (seven) to 11 (eleven) members, all of whom shareholders, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman The term of office of the Board Members shall extend until the investiture of their successors.

Paragraph 1          The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Paragraph 2            In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

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Paragraph 3            The Executive Officers shall be entitled to speak, when called to attend the Board of Directors meetings.

Article 15                The Board of Directors shall meet, ordinarily, on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or 5 (five) Board Members.

Paragraph 1             The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.

Paragraph 2             The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who vote by any of these means.

Paragraph 3             Minutes of the meetings shall be drawn up in a book for this purpose and, after having been read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Paragraph 4             Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

Paragraph 5             Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting.

Paragraph 6             The Board of Directors shall have a General Secretary, in whose absence will be replaced by another employee or manager designated by the Chairman of the Board.

Article 16                In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:

          I              In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided in these bylaws, and who, if confirmed by the respective General Meeting. shall complete the term of the member replaced.

          II            In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who will replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position will be deemed to be vacant.

          III          If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or,  in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

          IV           In the cases of temporary impediment or absence under this Article 15, representatives shall act on their own behalf and on that of the members represented.

Article 17                Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.

Article 18                The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Sole Paragraph - The special committees created by the Board of Directors will have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

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Article 19                In addition to the duties established by law, it is incumbent upon the Board of Directors:

                  I              to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies.

                  II             to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

                  III            to elect and dismiss the members of the Board of Executive Officers and assign their duties.

                  IV            to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member.

                  V             to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are established by law.

                  VI              to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee.

                  VII             to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

                  VIII          to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws.

                  IX           to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation.

                  X            to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance in other cases.

                  XI            to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets.

                  XII           to establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

(a)       acquisition, disposal and encumbrance of any permanent asset;

(b)       conduction of any legal business by the Company, including financing and loans, including companies directly or indirectly controlled by the Company;

(c)        the constitution of any type of guarantee or encumbrance on any asset that is not part of the Company’s permanent assets, including for the benefit or in favor of third parties as long as the party is a subsidiary entity, subsidiary or affiliate of the Company.

                  XIII          to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations.

                  XIV          to require audits of companies, foundations and similar entities in which the Company participates.

                  XV            to resolve on any acts involving transformation, consolidation, spin-off, merger or liquidation of companies in which the Company has corporate holding;

                  XVI           to decide on the establishment of subsidiaries by the Company and on the acquisition of shares, as well as on the Company's representation at the General Meetings and meetings of partners and on matters submitted to said meetings.

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                    XVII         to appoint and dismiss the General Secretary of the Board of Directors and define his duties;

                    XVIII        to establish policies for taking up tax incentives;

                    XIX          to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created.

                    XX            to call General Meetings and comment on all matters required to be submitted to the General Meetings.

                    XXI           to resolve any omissions and perform other legal duties and prerogatives that do not conflict with those established in these bylaws or by law.

                    XXII         to resolve on any matters that go beyond the authority established for the Board of Executive Officers, as provided for in Article 19.

  Section III

  EXECUTIVE COMMITTEE

  Article 20                The Company shall have a Board of Executive Officers composed of 9 (two) to (nine) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other Executive Officers without specific title, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

  Paragraph 1      The term of office of the Executive Officers is two years, reelection being allowed, and will last until their respective successors take office.

  Paragraph 2            In the case of impediment or vacancy of any Officer, said Officer will be replaced in accordance with the determination of the Board of Directors.

  Paragraph 3            The Executive Officers shall perform their duties on a full-time basis.

  Article 21                With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XV) and other provisions provided for herein.

  Paragraph 1         It is incumbent upon the Board of Executive Officers to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts.

  Paragraph 2       The Board of Executive Officers shall authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company.

  Paragraph 3          The Board of Executive Officers shall approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory and decision-making councils, and audit committees of commercial or civil companies directly or indirectly controlled by or associated with the Company and associations, foundations and other types of corporate groups in which the Company participates.

  Article 22                The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.

  Paragraph 1         The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

  Paragraph 2         Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by all present members, the copies of all minutes being sent to the members of the Board of Directors upon request.

  Article 23             The Chief Executive Officer shall:

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                  I              preside over meetings of the Board of Executive Officers;

                  II            carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

                  III           organize, coordinate and supervise the activities of the areas directly subordinate to him;

                  IV           allocate special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

                  V             keep the Board of Directors informed of the activities of the Company;

                  VI           prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

                  VII         prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

  Article 24             It is incumbent upon each of the Executive Officers, within the specific sphere of activity allocated to them by the Board of Directors:

                  I              to represent the Company in accordance with the law and these bylaws;

                  II            to organize, coordinate and supervise the services for which they are responsible;

                  III           to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;

                  IV           to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

  Article 25             The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions:

                  I              All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers, under penalty of not producing effects against the Company.

                  II            With the exception of  the provisions in these bylaws, the Company may be represented by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks; (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) to represent the Company in general meetings of shareholders or the equivalent of companies, consortia, and other entities in which the Company participates;  (vi) for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts; and (vii) the signature of documents of any kind that may result in the assumption of commitments by the Company in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, § 1).

  Paragraph 1         The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;

  Paragraph 2         The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

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  Article 26             The following rules shall be observed as regards the appointment of attorneys in fact:

                  I              all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors;

                  II            Except in the event of  judicial powers of attorney, which may be granted for an indefinite period, all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers.

  Article 27            Any acts performed without due regard for the rules established in these bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

  Chapter V

  FISCAL COMMITTEE

  Article 28             Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of 3 (three) sitting members and 3 (three) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

  Sole paragraph          The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.

  Chapter VI

  AUDIT COMMITTEE

  Article 29             The Company will have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of one (1) year, reelection being allowed.

  Sole Paragraph          The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, will be determined.

  Chapter VII

  FISCAL YEAR, BALANCE SHEETS AND PROFITS

  Article 30             The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

  Paragraph 1                The accumulated losses and provision for income and social contribution taxes will be deducted from the result of the year, prior to any profit sharing.

  Paragraph 2                The net income shall mandatorily have the following allocation:

     I              five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

     II            payment of mandatory dividends (Article 33);

     III           allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.

  Paragraph 3              The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

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        I              its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article 33.

       II            its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting.

       III           the reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget.

       IV           its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, repayment, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

  Article 31               In addition, it shall be incumbent upon the Board of Directors:

  I              to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;

  II            to approve the payment of any additional interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;

  III           to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet;

  IV           to pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.

  Article 32             The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments will be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting will e the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

  Article 33             The dividend distribution shall not be less than 25% (twenty-five percent) of the net income, pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

  Article 34             Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area. If not claimed within 3 (three) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

  Chapter VIII

  LIQUIDATION

  Article 35             The Company shall be liquidated in the events established by Law, with due regard for the applicable rules.

  Sole Paragraph - The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees.

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  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: April 19, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.